UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

2023
A year of records

4Q23 Performance Webcast

March 8, 2024



Vivian Palmeira

PETROBRAS

Disclaimer

The presentation may contain forward-looking statements about future events that are not based on historical facts and are not assurances of future results. Such forward-looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 4Q23 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10(a) of Regulation S-X.

Corporate Highlights

Clarice Coppetti
Chief Corporate Affairs Office



Thaís Pessanha

PETROBRAS

Corporate Affairs Highlights

We took on 2,296 new employees in the Public Selection Processes, and completed the training of 1,194 employees in our Training Courses.

Creation of the Diversity, Equity and Inclusion Department, *with targets approved in PE 24-28+, increasing the percentage of women to 25% and the percentage of black people in leadership positions to 25% by 2030. In addition, we have the goal of doubling the number of people with disabilities in the workforce by 2030, with the ambition of reaching 5%, and 25% of women entering public selection processes by 2030.*

Launch of the Diversity, Equity and Inclusion Policy, *which provides for the fight against discrimination and harassment and the adoption of affirmative actions to eliminate and remedy the effects of discrimination against under-represented groups.*

We signed Terms of Cooperation with a Diversity Clause – *the first Terms of Technological Cooperation to include Diversity clauses. They establish that the team carrying out research projects in the areas of Science, Technology, Engineering and Mathematics must have at least 40% women, black people, indigenous people, quilombola and people with disabilities.*

We won the Think Work Flash Innovations award in the Employee Experience category and the "Gold Excellence Certification" in the 2023 National Quality of Life Awards.

Corporate Affairs Highlights

Start-up of the Gaia, Gemini, Albacora and Cazarin supercomputers, *designed to minimize energy consumption (energy eco-efficiency) and reduce the processing time of our oil and gas reservoir simulations, with potentially significant productivity gains.*

We carry out training in "Human Rights in ISC: a look at caring for people", *for the work of security professionals, Integrity and Corporate Security - ISC, with a focus on Human Rights.*

Regionalization - *In order to take advantage of regional potential, we reopened the Pituba Tower (Salvador/BA) and took over the building management of EDIRN (Natal/RN).*

Artificial Intelligence – AI , *we deployed ChatPetrobras generative text AI models available as an API - Application Programming Interface - through the Petrobras AI Models Hub.*


Adriane
de Lima

Actions aimed at women in the workforce

- **We designed and implemented the Petrobras Program Against Sexual Violence,** which centralizes and monitors the implementation of actions to combat harassment, bullying and sexual violence.
- **We set Diversity, Equity and Inclusion Goals**
- **We joined the Brazil without Misogyny Initiative**
- **We implement Women's Mentoring Programs**
- **We have increased the number of Breastfeeding Rooms**
- **We have included a Diversity Clause in our Terms of Cooperation**

WELCOMING CHANNEL - ***For people affected by violence at work***

Actions aimed at active listening and favoring the protagonism of the person seeking care, strengthening their decision-making and promoting comprehensive health care.

- 24 hours I 7 days a week
- Attendance by health professionals
- Secrecy and confidentiality
- Available to the entire workforce
- Victim I Whistleblower I Co-workers I Leadership I Reported

Commitment to Life Program

Water safety studies and optimization of water use in refineries

Conclusion of the **circular economy** study for new oil sludge recovery routes

+ 36 units with **biodiversity** action plans

+3,000 outreach **actions** implemented based on HSE **lessons learned**

+**700,000 hours of HSE** training carried out by 2023



EXCELLENCE IN PROCESSES
E
ENVIRONMENT
OPERATIONAL SAFETY
S
COMMITMENT WITH LIFE
Program
Cycle 2024-2028
CULTURE OF EXCELLENCE
HEALTH AND WELL-BEING
G
FULL ATTENTION TO PEOPLE

+ **32** operational **units** with **Dynamic Management** of process safety **barriers** implemented

+ **60,000** members of the workforce underwent **Human Factors** training.

Environmental **emergency drill** successfully carried out on the equatorial margin

+**6,000** leaders trained in **Mental Health**

3,000 registered for the **Petrobras Running and Walking Circuit** in the RJ stage

E Environmental S Social G Governance

Social Responsibility

Signing of the Technical Cooperation Agreement with the Ministry of Human Rights and Citizenship
*with the aim of promoting the **improvement of public policies and corporate governance practices** in relation to Human Rights.*

Launch of our **Racial Equity Program**
*with the aim of positioning the company as a **reference in the promotion of racial equity in the Brazilian corporate environment**, as well as contributing to the achievement of the PE 2024-2028+ objectives and to the strengthening of Brazilian public policies.*

Launch of the Second Stage of the **2023 Public Selection for the Petrobras Socio-Environmental Program**
*The two stages total **R$432 million to be invested** in around **60 projects** over the three years.*

Updating our **Social Responsibility Policy**
which establishes guidelines for the company's actions on ESG, in line with the PE 2024-2028+.

Recognition of our **Sustainability Report** as **one of the top ten for 2023**
according to the Reporting Matters methodology, evaluated in Brazil by CEBDS - Brazilian Business Council for Sustainable Development.



Fernanda Freitas
e Milena Frej

Financial Highlights

Sergio Leite
Chief Financial and Investor Relations Officer

BR PETROBRAS

Our appreciation in the market is reflected in shareholder remuneration and the return to society


TSR[1]
%
89.1
112.4
-6.2
20.2
-13.6
14.2
6.0
Majors
Petrbras ON
Petrobras PN
Exxon
Shell
Chevron
Total
BP

RECORD MARKET AND SHARE VALUES

+ R$ 150 billion

growing throughout 2023

REMUNERATION TO SHAREHOLDERS

US$ 20.4 billion

we paid out US$ 19.7 billion in dividends and US$ 0.7 billion in share buybacks

RETURN TO SOCIETY

R$ 240 billion in taxes

R$ 36.6 billion in dividends

R$ 54 billion in asset appreciation[2]

[1] The total shareholder return shows the total return on shares traded in the US in 2023, considering the reinvestment of dividends paid at the spot price

[2] Corresponds to the change in the market value of the controlling group's stake

In 2023 we achieved significant financial results

Adjusted EBITDA

US$ 52.4 billion

second largest in history

OCF[1]

US$ 43.2 billion

second largest in history

FCF[2]

US$ 31.1 billion

third largest in history

NET INCOME

US$ 24.9 billion

second largest in history

GROSS DEBT

US$ 62.6 billion

within the SP 2024-28 reference range

FINANCIAL DEBT

US$ 28.8 billion

reduction of US$ 1.2 billion

[1] *FCO = Operational Cash Flow*
[2] *FCL = Free Cash Flow*

And we got recognition for our efforts

ROCE[1]

11.2%

AWARDS

- **Quasi Sovereign Bond Deal of the Year Award** by issuing US$1.25 billion in ten-year bonds
- **"Transparency Movement" Award**, promoted by the UN Global Compact
- **Transparency Trophy**, awarded by ANEFAC - for the seventh consecutive year

[1]ROCE = Return on Capital Employed



There was a significant change in the external environment in 2023

BRENT
US$/bbl



-18%
71
101
83
2021
2022
2023

EXCHANGE RATE
R$/US$ - Average exchange rate



-3%
5.40
5.16
4.99
2021
2022
2023

CRACKSPREAD DIESEL
US$/bbl



-23%
16
47
36
2021
2022
2023


Lilian Rabelo

which impacted EBITDA


US$ billion
-21%
43.6
43.5
66.2
67.7
52.4
55.2
2021
2022
2023
Adjusted EBITDA
Recurring adjusted EBITDA

BRENT (US$/bbl)	71	101	83

The reduction in adjusted EBITDA reflects the devaluation of Brent and lower oil products margins, partly offset by the higher volume of oil exported.

Even in this challenging scenario, we generated the 2nd largest OCF in history and still increased cash by US$ 4.7 billion

We generated an FCF of US$ 31.1 billion, the 3rd highest in history



US$ billion
47.4
42.8
Cash generation (after taxes and judicial deposits)
43.2
Earn-outs (includes divestments)
4.0
Others 0.2
12.1
Cash flow from investments
20.4
Dividends (including share buy-backs)
6.3
Leasing
2.0
Financial expenses
2.0
Net financial amortizations
SOURCES
USES

Values in 2023

Brent
US$/barril
82.62

Average selling dollar
R$/US$
4.99

We had more success in dealing with a more challenging scenario

FREE CASH FLOW *(US$ billion)*



31.1
17.8
19.7
13.8
33.5
28.9
23
Petrobras
BP
Chevron
Equinor
Exxon
Shell
Total

EBITDA *(US$ billion)*



52.4
44.6
46.6
43.9
67.3
62.6
47.7
Petrobras
BP
Chevron
Equinor
Exxon
Shell
Total

Δ OIL AND GAS PRODUCTION *(%)*



Petrobras
BP
Chevron
Equinor
Exxon
Shell
Total
4
-5
4
2
0
-3
-10

Organic RRI [1] %	*168*	*47*	*9*	*104*	*45*	*99*	*0*

Δ CAPACITY UTILIZATION *(p.p.)*



4
1
0
-3
Petrobras
Valero
Phillips
Marathon

[1] *Reserve replacement index*

PÚBLICA

We reduced our financial debt by US$ 1.2 billion

Gross debt remains within the range defined in the Strategic Plan even after the entry of 4 new chartered FPSOs



INDEBTNESS
US$ billion
87.1
78.9
75.5
63.2
58.7
53.8
62.6
63.3
53.9
47.6
41.5
44.7
35.7
30
28.8
2019
2020
2021
2022
2023
Gross Debt
Financial Debt
Net Debt



AMORTIZATION PROFILE
US$ billion
Leasing
Financing
Revolving credit lines
7.9
Cash
17.9
2023
11.5
7.2
4.3
2024
8.4
5.3
3.1
2025
6.5
3.9
2.6
2026
5.3
2.8
2.5
2027
3.9
2.1
1.8
2028
27.0
12.5
14.5
2029 onwards
62.6
33.8
28.8
Total

- Average debt maturity of 11.38 years
- Average Financial rate of 6.4% p.y



BR
PETROBRAS
DRIELE
Driele
Trindade

In 2023 we recorded the 2nd highest net profit in our history



US$ billion
-17%
-22%
40.8
19.9
15.5
65
36.6
34.8
54
24.9
27.2
2021
2022
2023
Gross Profit
Net Profit
Recurring Net Profit

2023 x 2022

Net income was impacted by the devaluation of Brent (-18%) and lower margins on derivatives (diesel -23%), although this was partially offset by the increase in the volume of oil exported and the improvement in the financial result due to the gain from the exchange rate variation of the real against the dollar.


Driele
Trindade
PETROBRAS
DRIELE

In 2023 we recorded the 2nd highest net profit in our history


US$ billion
-17%
-22%
40.8
19.9
15.5
65
36.6
34.8
54
24.9
27.2
2021
2022
2023
Gross Profit
Net Profit
Recurring Net Profit

2023 x 2022

Net income was impacted by the devaluation of Brent (-18%) and lower margins on derivatives (diesel -23%), although this was partially offset by the increase in the volume of oil exported and the improvement in the financial result due to the gain from the exchange rate variation of the real against the dollar.

Remuneration to Shareholders 3Q23

Commitment to the distribution of the generated results and financial sustainability

DIVIDENDS 4Q23

R$ 1,10 per share

Base Date: 04/25/2024

PAYMENT[1]

1st installment on 05/20/24
- R$ 0.55/share

2nd installment on 06/20/24
- R$ 0.55/share

PREMISES

- Company's financial Sustainability
- Capital discipline, optimization of cash allocation and liability management

REMUNERATION TO SHAREHOLDERS 2023	=	BUYBACK	+	DIVIDENDS
R$ 76.1 billion		R$ 3.6 billion		R$ 72.4 billion

Proposal: allocate remaining net profit to the Capital Remuneration Reserve

[1] The amounts of dividends per share are preliminary and may vary until the cut-off date as a result of the share buyback program. Amounts will be adjusted by the SELIC rate between 12/31/2023 and the date of actual payment.



Claudete de Oliveira

Governance and Compliance Highlights

Mario Spinelli
Chief Governance and Compliance Officer

PETROBRAS

Verificar se a informação do
slides 27 e 29

Governance and compliance

Strengthening the Governance and Compliance area

with the creation of the executive management of **Disciplinary Accountability**; general management of **Strategic Information and Monitoring of Integrity Systems** and management specialized in **investigating reports of violence at work.**

Compliance Survey 2023

The results of this edition indicated a favorability index (IF) for compliance actions of 80.4 for the holding company, compared to 78.5 in 2022, the highest in the historical series.



FAVORABILITY INDEX
58.6
70.4
67.9
77.5
74.1
77,9
78.7
78,5
80.4
2015
2016
2017
2018
2019
2020
2021
2022
2023
favorability index

AWARDS, CERTIFICATIONS AND CONGRESSES

IX Competition for Best Practices in Ethics Management

Public Ethics Committee (PEC)

Rio Oil & Gas Expo and Conference 2024

IBP – Instituto Brasileiro de Petróleo

Recognition for Leaders in the Privacy Field

The Fellow of Information Privacy

100% Transparency Movement

Global Compact Network Brazil

Compliance On Top - Most Admired Professionals of 2023

VITTORE and LEC

Strengthening Corporate Governance

Board of Directors
responsible for approving global strategies - commercial, financial, risk, investment, transactions with related parties and others

Executive Board
responsible for managing the business and achieving results

Statement by the statutory committees
before the decisions of the Executive Officers, the Executive Board and the Board of Directors

Decision-making process
requires validation from technical areas and legal and compliance analysis

Independent structures
for Governance and Compliance, Internal Audit and Ombudsman
External reporting channel,
with guaranteed anonymity and protection against retaliation

Petrobras is supervised by various regulatory bodies
such as the CVM (Securities and Exchange Commission), the CGU (Office of the Comptroller General), the TCU (Federal Audit Court), the SEST (Secretariat for the Coordination and Governance of State-Owned Enterprises) and the CADE (Administrative Council for Economic Defense).

Processes looking for technical decisions

Preventing undue political interference

Projects with a financial return

Governance reinforces rational decision-making processes

POWER OF VETO

The Chief Governance and Compliance Officer has the power of veto over decisions by the Executive Board that do not comply with applicable legislation and internal regulations.

INDEPENDENCE

The selection process for the Chief Governance and Compliance Officer is carried out by a specialized recruitment company. Election by the Board of Directors for a two-year term. Removal depends on approval by the Board of Directors, with a majority of board members elected by minority shareholders.

STRENGTHENING GOVERNANCE AND COMPLIANCE

The creation of a new Executive Management responsible for the disciplinary accountability process, including those provided for in the Anti-Corruption Law, with the segregation of the investigation process from the accountability process.



Highlights in Energy Transition and Sustainability

Mauricio Tolmasquim
Executive Officer for Energy Transition and Sustainability



Ana Paula Pacheco

PETROBRAS



In 2023 we started offering a new natural gas commercial portfolio and achieved records in new contracts signing

34 new contracts with 15 Distributors

R$ 167 bi in estimated revenues*
22 MM m³/d starting 2024

Disputes resolved

Products offered **with flexible** quantities, terms, indexing and start dates

** Total revenues on a 11 years horizon.*

The flexibility of our thermal generation contributes to the reliability of the system, which presents high daily volatility, especially with the increase of renewable generation



POWER GENERATION IN THE
NATIONAL INTERCONNECTED SYSTEM
GW
100
80
60
40
20
17/12
6 h
12 h
18 h
18/12
6 h
12 h
18 h
Nuclear
Hydro
Wind
Solar
Thermo 3s
Thermo PB

*Source: ONS



PETROBRAS POWER GENERATION
GW
4,0
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
17/12
6 h
12 h
18 h
18/12
6 h
12 h
18 h
~2 GW
Petrobras Power Generation variation in less than 4 hours, equivalent to the demand of Rio de Janeiro city

98,2%
Reliability of our thermal power plants

99,9%
Reliability in gas delivery

We achieved the best historical results in carbon and methane intensity

E&P CARBON INTENSITY
E&P PORTFOLIO
kgCO2e/boe produced



15.9
15.7
15
14.2
2020
2021
2022
2023

› *The rate in Tupi and Búzios Fields is ~10 $kgCO_2e/boe$*

REFINING CARBON INTENSITY
$kgCO_2e/CWT$



40.2
39.7
37.9
36.8
2020
2021
2022
2023

› *The rate at our larger refinery, REPLAN, is 31.6 $kgCO_2e/CWT$*

THERMOELECTRIC CARBON INTENSITY
tCO_2e/MWh



0.41
0.45
0.33
0.32
2020
2021
2022
2023

UPSTREAM METHANE EMISSIONS INTENSITY
tCH_4/mil tHC



0.45
0.32
0.25
0.22
2020
2021
2022
2023

We expanded our Decarbonization Fund from US$ 600 million to US$ 1.0 billion for the 2024-2028 period

- Our Decarbonization Fund's current portfolio have 30 projects with an estimated mitigation potential equivalent to 3 large FPSOs.

In 2023 we advanced in low carbon projects, with governance and focus on value generation.

We improved the internal **governance** of **energy transition** projects, developing systematic approaches for renewable investment projects and partnerships

Initial portfolio including **45** business opportunities in energy transition segments

We approved **US$ 100 million** up to 2028 for a **Venture Capital Fund**

CCUS pilot project in Rio de Janeiro (100 kta), and studies for industrial hubs in SP, RJ and ES,

Evaluation of opportunities for **30 GW of offshore wind power generation and low-carbon hydrogen projects and their products**, with a focus on large industrial consumers and opportunities for self-consumption

We launched the new Podium carbon neutral gasoline, expanded the Diesel R production capacity, and launched asphalt products with lower carbon and pollutants footprint

Long term, low-carbon investment creates value and should be a focus area for O&G companies

Despite lower short term returns in Low Carbon vs O&G ...


ROCE (%)
30
25
20
15
10
5
0
2005
2010
2015
2020
2024E
Low Carbon
O&G

... low carbon investment can mitigate risks & create growth.....

- Diversify the portfolio **with new businesses**
- **Gain and protect market share** as customers prioritize sustainability
- **Mitigating rising CO_2 costs**
- Avoid risk of **resource scarcity** (e.g., materials, CO_2 offsets)
- Experience **less volatility in markets**

...over the long-term


TSR Index: January 2004 = 100
700
600
500
400
300
200
100
0
Jan/2004
Jan/2010
Jan/2016
Jan/2022
Low Carbon
O&G (excl. NOC)

S&P Capital IQ, BCG ValueScience® Center


Francirlani Dallapicola

Exploration & Production Highlights

Joelson Mendes
Chief Exploration & Production Officer

In 2023, a 6.2% increase in the operated production and 3.7% in total production

TOTAL PRODUCTION - OPERATED
million boed



+6.2%
3.64
3.87
2022
2023

TOTAL PRODUCTION
million boed



+3.7%
2.68
2.78
0.53
0.54
2.15
2.24
2022
2023
Oil
Gas

PRE-SALT PRODUCTION
million boed



+10%
73%
78%
1.97
2.17
2022
2023

We achieved these important milestones and production records, while also having very good HSE results


ba

We reached significant records on 4Q23 and 2023

4Q23

TOTAL PRODUCTION - OPERATED: **4.05 MMBOED**

PRE-SALT PRODUCTION: **2.33 MMBOED**

IUGA*: **98.0%**

2023

TOTAL PRODUCTION - OPERATED : **3.87 MMBOED**

PRE-SALT PRODUCTION: **2.17 MMBOED**

IUGA*: **97.6%**

* *Associated Gas Utilization Index*

We have surpassed the target of the SP 23-27, of 2.6 MMboe/d in 2023

In the last 3 years, we have achieved more than 96% accuracy in our target. With a robust risk analysis, we have incorporated uncertainties related to the complexity of our reservoirs and the business.



TOTAL PRODUCTION
kboed
TARGET SP 23-27
2,600
+4%
-4%
2,782
Target
Current

HIGHLIGHTS

- FPSO Anna Nery: 1st unit of the Marlim and Voador revitalization project to go into production, oil production capacity of 70 kbpd
- FPSO Anita Garibaldi: 2nd unit of the Marlim and Voador revitalization project to go into production, oil production capacity of 80 kbpd
- FPSO Almirante Barroso: 5th unit of the Búzios field, has reached the designed capacity of150 kbpd in less than 5 months
- FPSO Sepetiba: 2nd definitive production system in the Mero field, designed capacity of 180 kbpd
- P-71 and FPSO Guanabara have reached peak production

Reduction of 3% on the Lifting Cost and 14% on Total Cost, 2022 vs. 2023



LIFTING COST – BRAZIL*
Per layer, US$/boe, without leasing costs
TOTAL PRODUCTION BOE BRAZIL (2022, %)
TOTAL PRODUCTION BOE BRAZIL (2023, %)
6
17.0
15.7
Onshore + Shallow Water
5
19
11.7
12.5
Deep Water
16
5.8
5.6
Total
73
3.5
3.7
Pre-salt
78
2022
2023

* Additionally, 1.2% of our total production comes from fields outside Brazil



TOTAL COST OF PRODUCED OIL
US$/boe
-14%
40
35
17
18
6
15
14
6
2022
2023
Depreciation, depletion, amortization and others
Government Take
Lifting Cost

We maintained a consistent trajectory of good results, and added 1.5 billion boe to our 1P SEC Reserves in 2023


1P SEC RESERVES
Billions boe
10.5
-0.9
-0.2
1.5
10.9
Reserves 2022
Production 2023*
Divestments
Additions
Reserves 2023

Organic Reserves Replacement Ratio 2023
168%

- Good performance of our assets, with emphasis on the Búzios, Tupi and Atapu fields
- Declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in Campos Basin
- Approval of new complementary projects in the Campos Basin

** Does not consider: (a) natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina; (b) volumes of injected gas; (c) production from extended well tests in exploration blocks; and (d) production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.*

In line with our reserve replacement strategy and focus on the Atlantic, we acquired stakes in 3 blocks on the west coast of Africa and 29 in the Pelotas basin


Atlantic
Ocean



Acquisition of 3 exploration blocks in São Tomé and Príncipe, on the west coast of Africa, in partnership with Shell (3) and Galp (1)


Blocos Arrematados
Bacia Sedimentar
Batimetria

Acquisition of 29 exploratory blocks in the Pelotas Basin, in partnership with Shell (29) and CNOOC (3)

Mariana Davoli e
Elisa Márcia


PETROBRAS
LÍDER SMS
PETROBRAS

Industrial Processes and Products Highlights

William França
Executive Officer for Industrial Processes and Products


Fábia
Okuma

Utilization Factor achieved 92% in 2023, the best result si 2014


UTILIZATION FACTOR
(%)
+9 p.p.
83
88
92
2021
2022
2023


PRE-SALT LOAD (%)
+6 p.p.
59
62
65
2021
2022
2023

- *Best utilization factor since 2014 with higher profitably and contributions from a higher participation of Petrobras' own oil in feedstock and increased yield of more value-added oil products.*
- *Record participation of pre-salt oil in feedstock, ensuring a lower carbon footprint in the throughput and enabling an increased yield of Middle distillates.*
- *Asphalt production at Lubnor reached 224,073 tons, the largest volume since 2011.*

Reliability: Turnarounds, REVAMPs, and plants renewal

Assuring Operational Availability in the long term



RPBC 2023
Largest historical turnaround with the replacement of coke drums.
Total Personnel: 4,500



REFAP 2023
Largest historical turnaround of the refinery. After the return of the units, the plant registered a daily energy efficiency record measured by the energy intensity index.
Total Personnel : 4,000



REGAP 2023
Major intervention for the recovery of the FCC Converter Unit, HDS, Distillation I, and two of the refinery's HDTs.
Total Personnel : 3,500



REDUC HDT 2023
HDT revamp for the production of more Ultra Low Sulfur Diesel:
+ 4,500 m^3/day.
Total Personnel : 1,200



REDUC ULUB 2023
General turnaround of the main lubricant producer at REDUC.
Total Personnel : 2,500



INVESTMENTS
R$ 3.1 billion
IN 2023

PRODUCTION RECORDS IN 2023:

S10 Diesel
Refining (428 kbpd)
REPLAN (117 kbpd)
REPAR (44.6 kbpd)
REGAP (43 kbpd)
REDUC (24.2 kbpd)

Gasoline
REPAR (58 kbpd)

Bunker
REPLAN (1,966 k ton)
RNEST (201 k ton)

In 2023 we reached a 60% share of S10 Diesel in the total Diesel production



OIL PRODUCTS OUTPUT
mbpd
1,852
1,743
1,772
Diesel
726
691
715
Gasoline
409
388
403
Fuel Oil
280
215
207
Others
437
453
448
2021
2022
2023



DIESEL
S10 Diesel
50%
56%
60%
S500 Diesel
44%
37%
33%
Maritime Diesel
6%
7%
6%
2021
2022
2023

** Disregarding REMAN's Production in 2022: 1,715 kbpd*



RefTOP
Best historical result in energy efficiency

REFINING CARBON INTENSITY
(kg CO_2e/CWT)



-7.2%
39.7
37.9
36.8
2021
2022
2023

ENERGY INTENSITY



-9.4 pt
113.1
107.5
103.7
2021
2022
2023

- *The greenhouse gas emissions intensity has shown robust results and decreased by 14% compared to the year 2015.*
- *The burning of 490,000 m³/day of natural gas and the emission of 535,000 tons of CO_2 were avoided*, which is equivalent to removing approximately 88,000 gasoline-powered cars from the roads.*
- *Management actions, operational activities, maintenance, and projects support these energy efficiency results.*

**Compare to 2022*



In 2023 we reached our lowest historical level of gas flaring rate and record on pre-salt gas processed


GAS FLARING RATE
%
0.27
0.19
0.16
2021
2022
2023


PROCESSING OF PRE-SALT
GAS FROM ROUTES 1 AND 2
MM m³/d
22.8
25.1
25.3
2021
2022
2023

- ✓ Achieving the best historical gas flaring rate, reflecting operational efficiency gains and contributing to the fulfillment of our emissions reduction commitments.
- ✓ Record Pre-Salt gas volume processed, which represented 86% of the gas transported through routes 1 and 2 in 2023.



2023 marked the return of investments in the fertilizers and petrochemical sectors

Improvement of product portfolio, contributing to the reduction of emissions

Petrochemical Products

Verticalization with profitability;
Seek integration with refining; and
Finding investment alternatives for operations in the production of basic chemicals and resins, in line with the energy transition scenario.

Fertilizers

Nitrogenous Fertilizers Unit-3: in reevaluation;
ANSA: Assessment of alternatives for resuming production;
Studies of business partnerships for initiatives in the segment (in current plants and new plants) and in decarbonization production processes

Focus on high-value, low carbon products

RefTOP Program and Operational Reliability		›››	• CO Boiler (RECAP), Thermopower Plant (REDUC), FCC Blowers and Wet Gas Compressors • Turnarounds
Crude Capacity Expansion	225 kbpd	›››	• RNEST: Revamp Train 1 and implementation of Train 2 • Revamps of current facilities
ULSD Production Capacity Expansion	> 290 kbpd***	›››	• New units HDT/HCC GASLUB** • REPLAN new HDT • Implementation of RNEST Train 2 • Revamps of current facilities
Non-fuel products	12 kbpd	›››	• New unit HIDW GASLUB**
BioRefining*	34 kbpd	›››	• Dedicated plant in RPBC (SAF / 100% renewable Diesel)** • Dedicated plant GASLUB**
Petrochemicals and Fertilizers		›››	• Projects under study

** 100% Renewable (Diesel R100) | ** Projects 2028+ | *** 80% new capacity / 20% revamps*



Daphine Mello

Logistics, Commercialization and Markets Highlights

Claudio Schlosser
Chief of Logistics, Commercialization and Markets

Oil Products Sales



BRAZIL
kbpd
1.753
1.744
755
746
DIESEL
407
418
GASOLINE
211
206
LPG
34
33
FO
346
341
OTHERS
2022
2023



EXPORTS
kbpd
201
212
20
51
OTHERS OIL PRODUCTS
181
161
FUEL OIL
2022
2023

- Reduction in diesel sales is mainly associated with the increase in the mandatory biodiesel blend from 10% to 12% in April 2023 and the divestment of REMAN at the end of 2022.
- Increase in gasoline sales by 2,7%, the highest in the last 6 years, impacted by the increase in the Otto cycle market and the gain in share in relation to hydrated ethanol in good part of the year.

Oil Sales

Higher oil exports in 2023 due to increased production.


BRAZIL
kbpd
202
181
2022
2023
EXPORTS
kbpd
513
594
2022
2023
TOTAL
kbpd
715
775
2022
2023

Market share

LIGHT VEHICLES (OTTO CYCLE)

- GSL A Prod. Petrobras
- GSL Imp. Petrobras
- GSL A Prod. Other Players
- GSL Imp. Other Players
- Ethanol (Anhydrous + Hydrated)
- NGV


2022
5%
39%
40%
10%
2%
4%
2023
4%
37%
40%
4%
4%
12%

HEAVY VEHICLES (DIESEL CYCLE)

- DSL Prod. Petrobras
- DSL Imp. Petrobras
- DSL Prod. Other Players
- DSL Imp. Other Players
- Biodiesel [1]


2022
10%
12%
9%
9%
60%
2023
11%
12%
11%
6%
60%

(1) % Biodiesel 2023: 10% jan-mar e 12% apr-dez

Source: ANP





New low-carbon products in 2023

› Petrobras Podium Carbon Neutral Gasoline

The first carbon neutral gasoline in the Brazilian market, with greenhouse gas (GHG) emissions fully offset.

› R5 Diesel

Diesel production capacity with 5% renewable content through co-processing at REPAR, RPBC, REPLAN, and REDUC: 3.4 million m^3/year.

ISCC (International Sustainability Carbon & Certification) certification

› CAP PRO AP 70/85 and CAP PRO W 30/45

Environmental gains from recycling of asphalt and reducing energy consumption in application.

Logistics, Commercialization and Markets Highlights

EXECUTION OF COMMERCIAL STRATEGY

We began to consider our best refining and logistics conditions to practice competitive pricing, in balance with the national and international markets, without passing on to our customers the volatility of daily price fluctuations.



NEW SALES HUB

Continuing our strategy to improve market and customers access with the sale hub implementation **Rondonópolis (MT)** in Febuary 2023, we started the commercialization of diesel and gasoline in a new sales hub in **Rio Verde (GO)** in February 2024.



INTERNATIONAL HIGHLIGHT IN PLATFORM RECYCLING

Petrobras has been ranked among the reference companies in the world for responsible vessel disposal by the **Shipbreaking Platform NGO**, in a report published in January 2024.


P-32


P-33



Cidelmara Coelho

Highlights in Engineering, Technology and Innovation

Carlos Travassos
Chief Engeneering, Tecnology and Innovation Officer

Great achievements in innovation

NATIONAL RECORD

of **patents** applied for the third consecutive year


119
128
143
2021
2022
2023

RELEVANT AWARDS IN 2023

Carbon Sequestration Leadership Forum

For contribution to the development of CCUS technology

ANP Innovation Award

Winners in ***4*** out of ***5*** categories

Ranking 100 Open Startups Top Open Corps

1st *place in Oil and Gas*

12th *place overall*

Value Innovation Award Press

1st *place in Oil and Gas*

2nd *place overall*

MIT Technology Review Press

Among the 20 most innovative companies in Brazil

PÚBLICA

7 times awarded by OTC

***5 AWARDS** · OTC International*
***2 AWARDS** · OTC Brasil*

The highest award in the global Oil and Gas industry

We were awarded by OTC for technologies applied to the Marlim Revitalization Project and other fields in the Campos Basin

- **2 new FPSOs** already in operation
- **55% reduction** in greenhouse gas emissions
- **12 wells** in production, connected to the new Marlim FPSOs
- + about **60 wells** to be connected

9 PIONEERING TECHNOLOGIES

with emphasis on:

- **TOT-3P: Well Design**
  Accelerates the construction of post-salt wells, from 110 days to 56 days, on average
- **Standardization of flexible pipe envelopes**
  Reduces process duration of engineering, contracting and supply
- New methods and tools for WCTs [1] and flexible pipelines life **extension**

[1] *Wet Christmas Trees*



P-71 at Itapu · Dec/2022



FPSO Anna Nery at Marlim · May/2023



FPSO Alm.Barroso at Búzios · May/2023



FPSO Anita Garibaldi at Marlim and Voador · Aug/2023



FPSO Sepetiba at Mero · Dec/2023

We met the challenge of delivering 5 new FPSOs in 1 year

A relevant milestone representing:

Installed capacity to produce **630 thousand** barrels of oil per day	**1,300** Km of lines[1]	**106** wells[1]

[1] Full scope of projects, including lines to be launched and wells to be connected.


FPSO Alm. Barroso

With excellent results and new records

- New **record in the Pre-salt**, top production of the FPSO Almirante Barroso in Oct 2023, in **less than 5 months**, with 3 producing wells
- **Record of 57 connections**, highest mark since 2017
- We concluded the Strategic Program in Wells, which **reduced the average cost** of well construction in Búzios by **around 30%** and delivered a new level of safety in the construction of wells in the pre-salt
- Record number of pipeline and hull inspections, with around **3,500 line inspections** and **1,350 hull inspections** carried out
- We collected **1,100 km** of pipelines, a historic record.
- Replacement of 100% of deep dives (>50 meters) by underwater robots

FPSO Sepetiba starts operation in the Mero field

2nd definitive system of the Mero field



Capacity to produce **180 thousand** barrels of oil daily and process **12 MM** m3 of gas

1st oil on Dec 31st	***Ramp-up***: expected completion in 2024	**Total of 16 wells,** among producers and injectors

MERO FIELD

- **3 FPSOs** in operation[1]
- **2 FPSOs** em under implementation

INSTALLED CAPACITY[1]:

- **2023** 410 kbpd
- **2025** 770 kbpd

Technology



HISEP® – *Subsea High Pressure Separation System* – contract signed in January 2024

[1] Considering the FPSO Pioneiro de Libra

We advanced in the decommissioning of platforms using the new green disposal model

Green policy

- *Technical criteria to ensure respect for ESG practices*
- *Focus on generating value, circular economy, safety and respect for people and the environment*


P-32
ESTALEIRO RIO G

- *P-32 – At Rio Grande Shipyard*
- *P-33 – unmoored and laid-up at Porto of Açu in February 2024*

*We were recognized by the NGO **Shipbreaking Platform** for establishing a **new green disposal policy**, as a process that **raises the standard of global ship recycling.***

In the downstream, we concluded projects with gains in operational safety and to meet environmental commitments

RPBC

Coke Drums



Start of operation in May 2023, increasing safety, reliability and operational performance

TTCUB[1]

Cubatão Pumps



Start of operation in August 2023, generating greater reliability and safety for the electrical and oil supply system for RECAP

Reduc

Drainage basins[2]



Start of operation in November 2023, with increased safety and reliability in the segregation of oily, contaminated and rainwater drainage

[1] Cubatão terrestrial terminal
[2] Compliance with environmental regulator conditions

We advanced in projects to improve fuel quality and increase gas supply

Diesel S-10

Ultra-low-sulfur diesel (<10 ppm)

REDUC · HDT revamp
Started operation in July 2023

REPLAN · New HDT
Construction in progress

REVAP · HDT revamp
Contract signed in January 2024

\+ 132 kbpd of Diesel S-10 production capacity

SAF and Diesel R100

Contract signed
for the acquisition of HEFA[1] technology, which will be adopted in RPBC's dedicated plant

UPGN Route 3 -Gaslub

Works to complete the UPGN in the final phase

Start-up scheduled for 2H24




Natural Gas Processing Unit (UPGN) - Polo Gaslub

[1] *Hydroprocessed Esters and Fat Acids*

We resumed the RNEST Train 2 Project, which represents more capacity and quality improvement of the refinery products



SNOx- RNEST

EXPANSION IN PROGRESS

SNOx	*+15 kbpd*	Construction in progress. **Starts operation in 2024**
REVAMP Train 1	*+15 kbpd*	Expansion and modernization in progress. **Starts operation in 2025**
Train 2	*+130 kbpd*	Contracting in progress

We successfully completed testing for biofuel production integrated with refining



100%
Vegetable oil
bioLPG
bioBTX
Renewable Light oil
Renewable Heavy oil

100% renewable feedstock processing in FCC

A historic milestone

TECHNOLOGY DEVELOPED AT CENPES

- *Partnership with Riograndense Refinery - opportunity of retrofitting as the first biorefinery in Latin America*
  (Petrobras-Braskem-Ultra JV)
- Dedicated catalyst produced at FCC SA
  (Petrobras-Ketjen JV)
- *First industrial test carried out in November 2023 with 100% soybean oil, generating fully renewable petrochemical products*
- *Second test scheduled for the 2nd half of 2024, with co-processing of mineral filler with bio-oil*

Engineering, Technology and Innovation Office
Our Research Center's figures (RD&I)

Human Capital

1086	963
Collaborators	Researchers

123	71	8	44
Consultants	Managers	Coordinators	Supervisors

Investment in RDI in 2023

R$ 3.6bi

Received 5 Innovation Awards 2023

CONEXÕES PARA INOVAÇÃO

Innovation partners	Partnerships in progress
+180	+800

Startups	Challenges published/year	Engaged in our projects
+50	+100	+9000

Registered Patents

+1000

National record

of patents in 2021, 2022 and 2023



119
128
143
2021
2022
2023

Diretoria de Engenharia, Tecnologia e Inovação
The women of our Research Center (RD&I)

270
25%
Women

203
21%
Researchers

39
32%
Leaders

Awards in 2023

Brazilian Women in Chemistry in Chemistry 2023, category winner Industry Leader

Aline Machado de Castro

R&D HIGHLIGHTS LED BY WOMEN

Márcia Khalil	Andrea Pinho	Thamires Barreto
Digital Monitoring of guarantee of flow(GARESC) occurrences	Test at the Riograndense Refinery, which used 100% vegetable oil in the FCC[1] unit	Remote sensing for geological hydrogen fairy circles
Kátia Moniz	**Teresa Villano**	**Ana Musse**
Podium gasoline Carbon Neutral	Development of an anti-corrosion adhesive made from 100% recycled PET	CO_2 capture, use and geological storage (CCUS)

Helga Schluter **Priscilla Florido**

Implementation and scope of magnetic devices in topside systems to reduce fouling

[1] Fluid Catalytic Cracking

Q&A

4Q23 Performance Webcast

March 8, 2024



Vivian Palmeira